January 5, 2012

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:          Roomlinx, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Forms 10-K/A for the fiscal year December 31, 2010
File No. 0-26213

Dear Mr. Spirgel,

This letter is submitted with respect to Roomlinx, Inc.’s (“Roomlinx” or the “Company”) response to the comment letter, dated December 20, 2011 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2010, as amended by Form 10-K/A for the  Fiscal Year Ended December 31, 2010 filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2011 and May 18, 2011, respectively.

Due to the time restraints presented by the recent holidays and our preparation for our fiscal year end, we would like to request more time to respond to the Comment Letter.  We believe an extension of time to reply, to January 11, 2012, would give us sufficient time to respond to the Comment Letter.

Please contact Alan Fine at (303) 544-1111 x 638 if you have any questions.

Sincerely,
/s/ Michael S. Wasik
Michael S. Wasik
Chief Executive Officer